08031962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50272

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2007 (MM/DD/YY) AND ENDING 3/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samsung Securities (America), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor,
(No. and Street)

New York (City) NY (State) 10019. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bongmok Hwang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samsung Securities (America), Inc., as of the year at and ended March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROYAN PHILLIP
Notary Public, State of New York
No. 01PH6115323
Qualified in Kings County
Commission Expires Sept. 7, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
Index
March 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of
Samsung Securities (America), Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Samsung Securities (America), Inc. (the "Company") at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 27, 2008

Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
Statement of Financial Condition
March 31, 2008

Assets	
Cash and cash equivalents	$ 11,862,215
Commissions receivable from Parent	773,501
Commissions receivable from broker and dealer	12,296
Interest receivable	241,116
Financial instruments owned	
Certificates of deposit	5,365,452
Time deposits	6,585,847
Property and equipment, at cost, less accumulated depreciation of $245,958	116,673
Prepaid income taxes	397,132
Other assets	306,013
Total assets	$ 25,660,245
Liabilities and stockholder's equity	
Accrued expenses and other liabilities	$ 57,678
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $1 per share - 100 shares authorized, issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	20,602,567
Total stockholder's equity	25,602,567
Total liabilities and stockholder's equity	$ 25,660,245

The accompanying notes are an integral part of these financial statements.

Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
Statement of Income
Year Ended March 31, 2008

Revenues	
Commissions, net of $7,386,859 paid to the Parent and other broker and dealer	$ 12,200,873
Interest and dividends	1,122,095
Other	13,083
Total revenues	13,336,051
Expenses	
Employee compensation and benefits	3,743,056
Travel	346,239
Communication and data processing	535,561
Occupancy and equipment rental	326,244
Professional fees	153,365
Other operating expenses	760,190
Total expenses	5,864,655
Income before provision for income taxes	7,471,396
Provision for income taxes	(3,268,817)
Net income	$ 4,202,579

The accompanying notes are an integral part of these financial statements.

Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2008

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's equity, March 31, 2007	50	$ 50	$ 4,999,950	$ 16,399,988	$ 21,399,988
Net income				4,202,579	4,202,579
Stockholder's equity, March 31, 2008	50	$ 50	$ 4,999,950	$ 20,602,567	$ 25,602,567

Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
Statement of Cash Flows
Year Ended March 31, 2008

Cash flows from operating activities	
Net income	$ 4,202,579
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	27,368
Deferred income taxes	1,312
Changes in assets and liabilities	
Interest receivable	67,450
Commissions receivable from broker and dealer	19,123
Commissions receivable from Parent	(36,394)
Prepaid income taxes	27,506
Other assets	(150,531)
Accrued expenses and other liabilities	(1,608,094)
Net cash provided by operating activities	2,550,319
Cash flows from investing activities	
Purchase of financial instruments - certificates of deposit	(5,365,452)
Financial instruments owned - maturity of certificates of deposit	4,000,000
Financial instruments owned - maturity of time deposits	5,318,828
Additions to property and equipment	(75,628)
Net cash provided by investing activities	3,877,748
Net increase in cash and cash equivalents	6,428,067
Cash and cash equivalents	
Beginning of year	5,434,148
End of year	$ 11,862,215
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 3,239,998

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the state of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and has been a member of the Financial Industry Regulatory Authority ("FINRA") since February 25, 1998.

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company has a clearing arrangement with its Parent and others whereby they clear the Company's and its customers' securities transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Certificates of Deposit
Certificates of deposit are savings certificates entitling the bearer to receive interest. At March 31, 2008, the Company has certificates of deposit with original terms from six months to one year.

Time Deposit
Time deposits have a fixed-term with the understanding that the depositor can only withdraw by giving written notice. At March 31, 2008 the Company has time deposits with original terms of six months.

Other Assets
Other assets include a deposit held by a clearing broker.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No, 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Under SFAS 109, deferred tax assets resulting from deductible temporary differences must be recorded, and the recorded assets must

undergo a more-likely-than-not (i.e., over 50 percent probability) realization/impairment test. A valuation allowance must be established for deferred tax assets if it is more likely than not that they will not be realized.

Revenue Recognition
Commissions revenues are accrued as earned. Interest and dividends revenues are earned from the underlying financial instruments owned. The company recognizes market research fees when the services are provided and collection is reasonably assured.

Fair Value of Financial Instruments
In accordance with SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, financial instruments owned, which are primarily invested in certificates of deposit and time deposits, are valued at fair value using quoted market prices for actual or similar instruments. Commissions receivable from Parent, commissions receivable from brokers, dealers and clearing organizations, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the Company's financial statements. Management does not believe that the adoption of FIN 48 will have a material impact on its financial statements.

3. Property and Equipment

As of March 31, 2008, the Company's property and equipment at cost and the related accumulated depreciation are as follows:

	Useful Life (Years)	
Auto	5	$ 58,696
Office equipment	3 - 5	231,743
Furniture and fixtures	7	72,192
Total cost		362,631
Less accumulated depreciation		(245,958)
Property and equipment - net		$ 116,673

Depreciation related to property and equipment amounted to $27,368 for the year ended March 31, 2008.

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ad has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall be greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. At March 31, 2008, the Company had net capital of $23,748,302, which exceeded the required net capital by $23,498,302.

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

5. Income Taxes

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2008 is as follows:

	Deferred Tax Assets (Liabilities)
Depreciation	$ 1,747
Other	(2,926)
Net deferred tax liabilities	$ (1,179)

The provision for income taxes for the year ended March 31, 2008 is summarized as follows:

	Current	Deferred	Total
Federal	$ 2,113,213	$ 1,128	$ 2,114,341
State	1,154,292	184	1,154,476
	$ 3,267,505	$ 1,312	$ 3,268,817

The difference between the effective tax rate on income before taxes and the federal statutory rate of 34 percent was primarily due to state and local income taxes.

6. Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Net commission income earned from this arrangement amounted to $11,761,796 for the year ended March 31, 2008. Related commissions receivable from the Parent as of March 31, 2008 amounted to $773,501.

7. Employee Benefit Plan

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation or $15,000 for the year ended March 31, 2008. Based upon each employee's length of service, the Company contributes an amount equal to 20% to 100% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company. The Company's contributions to the plan were approximately $16,500 for the year ended March 31, 2008.

8. Commitment

The Company leases office under noncancelable operating lease expiring in March 2014. The previous lease agreement was cancelled in March 2008. The following is a schedule of the approximate minimum annual rental commitment for the current lease:

Year Ending March 31	Amount
2009	$ 678,563
2010	678,563
2011	678,563
2012	678,563
2013 and thereafter	4,365,125
	$ 7,079,377

The total rental expense for the year ended March 31, 2008, aggregates approximately $277,000.

9. Credit Risk and Client Activities

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company places its cash and cash equivalents, certificates of deposit, and time deposits with large financial institutions. At March 31, 2008, $11,557,014 of cash and cash equivalents and $6,585,847 of time deposits are held at one financial institution.

Samsung Securities (America), Inc.

(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2008 **Supplemental Schedule I**

Stockholder's equity	$ 25,602,567
Non-allowable assets and other capital charges	
Commissions receivable	785,797
Property and equipment, net	116,673
Prepaid income taxes	397,132
Other assets	306,013
Total non-allowable assets and other capital charges	1,605,615
Net capital before haircuts on securities positions	23,996,952
Haircuts on securities position	248,650
Net capital	23,748,302
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)	250,000
Excess net capital	$ 23,498,302

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part II FOCUS filed on April 22, 2008.

Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2008 **Supplemental Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and
Stockholder of
Samsung Securities (America), Inc.

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2008

END